UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Idenix Pharmaceuticals, Inc.

(Name of Subject Company)

Idenix Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, Massachusetts 02141

(617) 995-9800

With copies to:

Francis J. Aquila

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 20, 2014, relating to the tender offer by Imperial Blue Corporation, a Delaware corporation (“Merger Sub”), and Merck & Co., Inc., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $24.50 per share, net to the seller in cash, without interest, less any required withholding of taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2014, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on June 20, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by deleting the second paragraph under the heading “Regulatory Approvals—Antitrust” on page 29 of the Statement in its entirety and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when the acquiring person has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the reviewing agency. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. In addition, pursuant to agency practice, if the reviewing agency has not completed its investigation during the fifteen (15) calendar day waiting period, the acquiring person may withdraw the HSR filing and refile it within two (2) business days without paying an additional filing fee. This procedure allows the reviewing agency an additional fifteen (15) calendar days to review the transaction. The parties each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 18, 2014. By notice to the FTC, Parent withdrew its HSR filing effective as of July 2, 2014 and stated its intention to refile its HSR filing on July 3, 2014. Parent took this procedural step to provide the FTC additional time to review the Offer and the Merger. As a result of the withdrawal and refiling by Parent, the fifteen (15) calendar day waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Time, on July 18, 2014, unless earlier terminated by the reviewing agency. If, prior to the expiration of the HSR waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material, which we refer to as “Second Request”, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of the acquiring person’s substantial compliance with the Second Request. At any time during this period, the reviewing agency can grant early termination of the waiting period. After the expiration of the ten (10) calendar day waiting period, absent Parent’s and the Company’s agreement to extend the review time, the reviewing agency can prevent closing only by court order.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

IDENIX PHARMACEUTICALS, INC.

Dated: June 26, 2014	By:	/s/ Ronald C. Renaud, Jr.
	Name:	Ronald C. Renaud, Jr.
	Title:	President and Chief Executive Officer (Principal Executive Officer)